EXHIBIT 99.1

Thomson Reuters Announces Pricing of C$500 Million Note Offering

NEW YORK, November 15, 2013 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the pricing of its offering of C$500 million (approximately US$478 million) principal amount of 3.369% notes due 2019. The offering is expected to close on November 22, 2013, subject to customary closing conditions.  Thomson Reuters plans to use the net proceeds of this offering for general corporate purposes including, without limitation, to finance share repurchases.

Thomson Reuters plans to enter into an agency agreement with a syndicate of Canadian investment dealers. The notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any of such notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering, including the timing thereof. There can be no assurance that the offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations, including Thomson Reuters intended use of proceeds of the offering. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Girardin Corporate Affairs +1 646 223 4870 david.girardin@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com